SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE STATUTORY AUDIT COMMITTEE MEETING HELD MARCH 04th, 2008

DATE, TIME AND PLACE: March 04th, 2008, at 09:00am, located in the City and State of Rio de Janeiro.

ATTENDANCE: Messrs. Celso Clemente Giacometti, Miguel Roberto Gherrize and Vicente de Paulo Barros Pegoraro, representing all the members of the Statutory Audit Committee of the Company. Also attended the meeting Mrs. Alessandra Catanante, invited by the president of the Statutory Audit Committee, to act as the Secretary. Also attended the meeting Mr. Gianandrea Castelli Rivolta (Financial and Investor Relations Director), and Mrs. Katia Nozela (responsible for the Balance Sheet Department), and the representatives from Directa Auditores and Ernst & Young Auditores Independentes S.S., independent auditors of the Company and of its subsidiaries TIM Celular S.A. and TIM Nordeste S.A.

AGENDA: (1) to examine and issue an opinion with respect to the management’s report and financial statements of the Company for the fiscal year ended on December 31st, 2007; (2) to examine and issue an opinion with respect to the management’s proposal for allocation of the result related to fiscal year 2007 and the distribution of dividends by the Company; (3) to examine and issue an opinion with respect to the management’s proposal to increase the capital of the Company; and (4) other relevant matters.

RESOLUTIONS: The Statutory Audit Committee members, in the use of their legal and statutory attributions, proceeded with the analysis and discussion of the matters contained in the agenda. Upon detailed presentation by the Management, analysis and discussion of the matters contained in the agenda, the Statutory Audit Committee members unanimously resolved to suspend the meeting until 03:00 pm, on March 04th, 2008, in order to be able to attend the Board of Directors meeting that will resolve on the above mentioned matters. Once approved such matters by the Board of Directors of the Company, the Statutory Audit Committee meeting was resumed at 04:00 pm on March 04th, 2008, with the presence of the independent auditors of the Company, who rendered the explanations requested by the Statutory Audit Committee and expressed the following opinions about matters contained in the agenda: (1) according to the opinion attached to this minutes, the Statutory Audit Committee members, unanimously, without any restriction, expressed their opinion in favor of the approval of the management’s report and financial statements of the Company for the fiscal year ended on December 31st, 2007, which have been audited by Directa Auditors; (2) also in the terms of the opinion attached hereto, the Statutory Audit Committee members unanimously, expressed their opinion in favor of the approval of the management’s proposal for allocation of the results related to fiscal year 2007 and distribution of dividends by the Company; (3) in the terms of the opinion attached to this minutes, the Statutory Audit Committee unanimous and without any restrictions, expressed their opinion in favor of the approval of the management’s to the capital increase of the Company, with the issuance of new shares through capitalization of the share of Booking Special Additional paid-for the tax paid by subsidiaries of the Company for the fiscal year ended on December 31st, 2007. This benefit resulted from the amortization of the goodwill accounted by the subsidiaries in the year 2000, being R$37,904,239.62 (thirty seven million, nine hundred four thousand and two hundred and thirty-nine reais and sixty two cents) related to TIM Celular S.A. and R$25,180,628.40 (twenty-five million, one hundred eighty thousand, six hundred twenty eight reais and forty cents) related to TIM Nordeste S.A; (4) no further issue was resolved by the Audit Committee members. In the view of the foregoing, the Statutory Audit Committee members recommend the submission of the matters (1) (2) and (3) above to the Ordinary and Extraordinary General Shareholder’s Meeting of the Company.

CLOSING: With no further issues to discuss, the meeting was closed and these minutes and the opinion attached hereto drawn up, both read, approved and signed by all attending Statutory Audit Committee members.

Rio de Janeiro (RJ), March 04th, 2008.

Celso Clemente Giacometti	Miguel Roberto Gherrize

Vicente de Paulo Barros Pegoraro	Alessandra Catanante
Secretary

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

STATUTORY AUDIT COMMITTEE OPINION

The undersigned members of the Statutory Audit Committee of TIM Participações S.A. (“Company”), in the performance of their legal and statutory duties, hereby opine with respect to the following matters:

Opinion:

(1) Management’s report and financial statements of the Company for the fiscal year ended on December 31st, 2007, as audited by Directa Auditores: the matter was discussed and reviewed by the members of the Company’s Statutory Audit Committee, in accordance to the provisions contained on items II and VII of Section 163 of Law 6.404/76 and the other applicable Bylaws provisions, and such members unanimously opined in favor of the approval of the management’s report and financial statements of the Company for the fiscal year ended on December 31st, 2007;

(2) Management’s proposal for allocation of the results related to fiscal year 2007 and distribution of dividends: the matter was discussed and reviewed by the members of the Company’s Statutory Audit Committee, in accordance to the provisions of item III of Section 163 of Law 6,404/76 and the other applicable Bylaws provisions, and such members unanimously opined in favor of the approval of the management’s proposal for allocation of the results from the fiscal year 2007 and distribution of dividends by the Company.

(3) Management’s proposal to increase capital of the Company, with the issuance of new shares: the matter was discussed and reviewed by the members of the Company’s Statutory Audit Committee, in accordance to the provisions of item III of Section 163 of Law 6.406/76 and other applicable By-laws provisions, and such members unanimous and without any restrictions, opined in favor to the approval of the management’s proposal to the capital increase of the Company, with the issuance of new shares through capitalization of the share of Booking Special Additional paid-for the tax paid by subsidiaries of the Company for the fiscal year ended on December 31st, 2007. This benefit resulted from the amortization of the goodwill accounted by the subsidiaries in the year 2000

In view of the foregoing, the members of the Statutory Audit Committee recommend the submission of the matters contained in items (1) (2) and (3) above to the appreciation by the Company’s shareholders.

Rio de Janeiro (RJ), March 04th, 2008.

Celso Clemente Giacometti	Miguel Roberto Gherrize

Vicente de Paulo Barros Pegoraro	Alessandra Catanante
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 11, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.